EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
March 11, 2013

Citizens, Inc. Reports Fourth Quarter and Full-Year 2012 Results
• Investor conference call scheduled for Tuesday, March 12, at 10 a.m. CDT

AUSTIN, TEXAS (March 11, 2013) – Citizens, Inc. (NYSE: CIA) reported results today for the fourth quarter and full year ended December 31, 2012.

Rick D. Riley, Vice Chairman and President, said, “Our 2012 results reflect increased new business and retention through the low interest rate environment for both of our insurance segments.  For the year, our consolidated life insurance premiums increased 5%, driven largely by strong persistency and continued expansion in our international business, where endowment products continue to be our strongest selling product. In addition, we have continued to see modest growth in our home service segment with premiums increasing 1.5% year over year.”

Riley added, “We were able to increase invested assets by 7.3% to $901 million from $839 million at year-end 2011 due to premium growth.  As a result, we reported investment income growth for the fourth quarter and full year as the higher balances offset the lower yields available in this market.  With our conservative investment philosophy, our portfolio is currently yielding just over 3.8% compared with 3.9% in 2011.”

(In thousands, except for per share amounts)	Q412	Q411	2012	2011
Premiums	$46,229	43,982	169,873	161,395
Net investment income	8,422	7,818	31,725	30,099
Net realized investment gains (losses), net	(911)	724	196	765
Change in fair value of warrants	137	(318)	451	1,136
Total revenue	54,070	52,458	202,759	194,156
Net income (loss) applicable to common stock	(297)	1,798	4,529	8,482
Net income (loss) per diluted share of Class A common stock	(0.01)	0.04	0.09	0.17
Diluted weighted average shares of Class A common stock	49,079	48,947	49,005	48,809
Operating income	$206	1,534	3,882	6,584

“Further, book value per share of Class A common stock increased 6% to $5.25 at December 31, 2012, compared with $4.97 at year-end 2011.  The 2012 increase was due primarily to fluctuations in the market values of bonds and stocks in our portfolio,” Riley said.

Riley commented, “ We recognized investment losses in the quarter ending December 31, 2012 related to a $1.3 million other-than-temporary impairment of one coal producing energy bond issuer. Including that impairment, net realized gains on investments for the full year were lower than the prior year, although we sold previously impaired stock mutual fund holdings in both years.  The sale of those securities allowed us to recover taxes paid on prior year gains and to achieve consolidated return tax savings.  No warrants were outstanding at December 31, 2012, as they were exercised or expired during the year.”

Turning to operating income, Riley noted, “Income for the year was reduced by the pressures of the current low interest rate environment on investment income and reserves. The assumption regarding investment income is a lead driver in the development of reserves and endowment products, which are comprising a significant amount of our new sales, and require higher reserve balances to be established earlier in the product duration.  Whole life products, which accumulate initial reserves at a slower pace, were a smaller percentage of new business in 2012."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)
(in thousands, except for per share data)
	Q412	Q411	2012	2011
Net Income (loss)	$(297)	1,798	4,529	8,482
Items excluded in the calculation of operating income:
Net realized investment (gains) and losses	911	(724)	(196)	(765)
Changes in the fair value of warrants	(137)	318	(451)	(1,136)
Pre tax effect of exclusions	774	(406)	(647)	(1,901)
Tax effect at 35%	(271)	142	—	3
Operating income	$206	1,534	3,882	6,584

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is informative, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t Life Insurance - Our Life Insurance segment primarily issues endowment and ordinary whole life insurance in U.S. Dollar-denominated amounts to foreign residents and domestically across the United States.

◦
Premiums – Life insurance premium revenues increased for the fourth quarter and full year of 2012, due to higher international first year and renewal premiums, which have experienced strong persistency as this block of business ages.  Improved new business performance in 2012 reflected strong sales from Colombia, Ecuador, Taiwan, and Venezuela.  Endowment sales represented $14.3 million or 81.9% of new first year premium as of December 31, 2012 compared to $12.3 million and 69.4% for the year in 2011. In addition, most of our life insurance policies contain a policy loan provision, which allows policyholders to utilize cash value of a policy to pay premiums and keep policies in force.  The policy loan asset balance in the life insurance segment increased 10% year over year.

◦
Benefits and expenses – Life insurance benefits and expenses increased more rapidly than premiums for the fourth quarter and full year of 2012 primarily because endowment products require accumulation of higher reserve balances on the front end when compared to whole life products.  In addition, death claims increased by 5.3% reflecting more reported claims in 2012 compared to 2011, but was within expected levels. General expenses decreased in 2012 by 7.5% as we continued to promote efficiencies in our operations. Amortization of deferred acquisition costs increased by 9.5% compared to 2011as the asset balance increases.

t Home Service - Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system.

◦	Premiums – Home service premiums increased 1.5% over 2011 as this business continues to perform steadily with modest year over year growth.

◦
Benefits and expenses – Home service benefits and expenses increased by 1.7% for the fourth quarter, but were essentially unchanged for the full year of 2012 compared to 2011.  Death benefits were up 19.8% and 9.7% for the quarter and year ended December 31, 2012 from 2011 due to more claims reported in the current year. In addition, property claims increased 16.3% to $2.3 million in 2012 compared to 2011 due to Hurricane Isaac, which impacted Louisiana policyholders in the later part of 2012. Both 2012 and 2011 results are negatively impacted by an increase in amortization of deferred acquisition expenses resulting from assumption changes for new issued business relating to the anticipated lower long-term portfolio yield and high lapses experienced in both years. Our home service policyholders have been negatively impacted by the current economic conditions, including continued high levels of unemployment throughout the country.

INVESTMENTS

t Invested assets – Total invested assets including cash and cash equivalents grew 9.7% in 2012, reflecting additional premium income from new and renewal business over the past year.

◦	Fixed maturity securities represented 82.7% of the portfolio at year-end 2012, compared with 85.0% at year-end 2011.

◦
Equity security holdings increased to $53.7 million at year-end 2012 from $46.1 million at year-end 2011 as bond proceeds of approximately $7.6 million were reinvested into bond mutual funds to gain additional yield via shorter duration opportunities.

◦
Cash and cash equivalents represented 5.9% of total cash, cash equivalents and invested assets at year-end 2012, up from 3.8% in 2011. These balances fluctuate based upon the timing of premium receipts and bond maturities and investment into fixed maturity investments.

t Investment income – Net investment income increased 7.7% for the quarter ended December 31, 2012, and 5.4% for the full-year.  The gains were primarily due to higher average investment balances offsetting the lower yields on invested assets.  The policy loan asset balance increased by 10.0% in 2012, resulting in an increase in policy loan income, a component of investment income.

◦
Yield - During 2012, average invested assets increased 8.5% while average yield declined to 3.8% compared with 3.9% in 2011.  The average yield for the quarter ended December 31, 2012, was 4.09% compared to 3.47% for the quarter ended December 31, 2011.

◦
Duration - Significant calls by issuers of holdings in our fixed maturity securities portfolio, driven by the sustained low interest rate environment, have led to the reinvestment of proceeds at lower yields as market rates have declined.  During 2012, the Company continued significant investments of bonds in state municipals and corporate utility sector issuers with credit ratings ranging from A A to BBB. The Company began increasing investments in investment-grade corporate, municipal bonds and shorter duration bond mutual funds in 2011 to obtain higher yields.  The average maturity of the fixed income bond portfolio was 12.0 years with an estimated effective maturity of 6.7 years as of December 31, 2012.

t Realized gains – We recorded an other-than-temporary impairment for the three months and year ended December 31, 2012 totaling $1.3 million related to one issuer of bonds in the coal producing energy sector. In 2012 and 2011, the Company sold equity mutual funds, which were previously impaired, and other securities for realized gains of $0.6 million and $1.3 million for tax considerations, respectively.

INVESTOR CONFERENCE CALL

On Tuesday, March 12, Citizens will host a conference call to discuss operating results at 10 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial (888) 637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2012, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Revenues:		(As adjusted)		(As adjusted)
Premiums:
Life insurance	$44,562	42,297	163,170	154,778
Accident and health insurance	391	410	1,635	1,561
Property insurance	1,276	1,275	5,068	5,056
Net investment income	8,422	7,818	31,725	30,099
Realized investment gains (losses), net	(911)	724	196	765
Decrease (increase) in fair value of warrants	137	(318)	451	1,136
Other income	193	252	514	761
Total revenues	54,070	52,458	202,759	194,156
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	18,166	15,469	64,656	60,056
Increase in future policy benefit reserves	18,883	18,581	66,676	58,264
Policyholders’ dividends	2,336	2,321	9,091	8,072
Total insurance benefits paid or provided	39,385	36,371	140,423	126,392
Commissions	11,234	10,148	39,398	38,374
Other general expenses	6,651	6,297	25,664	26,040
Capitalization of deferred policy acquisition costs	(8,544)	(7,290)	(29,074)	(27,826)
Amortization of deferred policy acquisition costs	5,152	4,368	17,845	16,848
Amortization of cost of customer relationships acquired	633	885	2,467	2,998
Total benefits and expenses	54,511	50,779	196,723	182,826
Income (loss) before income tax expense	(441)	1,679	6,036	11,330
Income tax expense (benefit)	(144)	(119)	1,507	2,848
Net income (loss)	$(297)	1,798	4,529	8,482
Per Share Amounts:
Basic and diluted earnings (loss) per share of Class A common stock	$(0.01)	0.04	0.09	0.17
Basic and diluted earnings per share of Class B common stock	$—	0.02	0.05	0.09
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities:
Unrealized holding gains (losses) arising during period	(1,976)	2,043	15,130	29,589
Reclassification adjustment for (gains) losses included in net income	1,020	(1,277)	105	(1,277)
Unrealized gains (losses) on available-for-sale securities, net	(956)	766	15,235	28,312
Income tax expense (benefit) on unrealized gains on available-for-sale securities	(317)	779	5,520	10,479
Other comprehensive income (loss)	(639)	(13)	9,715	17,833
Comprehensive income (loss)	$(936)	1,785	14,244	26,315

Consolidated Statements of Financial Position
December 31,
(In thousands)

Assets	2012	2011
Investments:		(As adjusted)
Fixed maturities available-for-sale, at fair value (cost: $559,736 and $484,809 in 2012 and 2011, respectively)	$604,520	514,253
Fixed maturities held-to-maturity, at amortized cost (fair value: $193,739 and $230,093 in 2012 and 2011, respectively)	187,008	227,500
Equity securities available-for-sale, at fair value (cost: $52,744 and $45,599 in 2012 and 2011, respectively)	53,741	46,137
Mortgage loans on real estate	1,509	1,557
Policy loans	42,993	39,090
Real estate held for investment (less $1,287 and $1,149 accumulated depreciation in 2012 and 2011, respectively)	8,496	8,539
Other long-term investments	57	105
Short-term investments	2,340	2,048
Total investments	900,664	839,229
Cash and cash equivalents	56,299	33,255
Accrued investment income	10,304	7,787
Reinsurance recoverable	9,651	9,562
Deferred policy acquisition costs	135,569	124,542
Cost of customer relationships acquired	25,116	27,945
Goodwill	17,160	17,160
Other intangible assets	879	906
Federal income tax receivable	270	901
Property and equipment, net	7,383	7,860
Due premiums, net (less $1,345 and $1,698 allowance for doubtful accounts in 2012 and 2011, respectively)	10,527	9,169
Prepaid expenses	344	396
Other assets	782	800
Total assets	$1,174,948	1,079,512

Consolidated Statements of Financial Position, Continued
December 31,
(In thousands)

Liabilities and Stockholders’ Equity	2012	2011
Liabilities:		(As adjusted)
Future policy benefit reserves:
Life insurance	$762,319	697,502
Annuities	51,750	47,060
Accident and health	5,491	5,612
Dividend accumulations	11,962	10,601
Premiums paid in advance	27,455	25,291
Policy claims payable	11,015	10,020
Other policyholders' funds	9,440	8,760
Total policy liabilities	879,432	804,846
Commissions payable	2,606	2,851
Deferred federal income tax	17,301	13,940
Payable for securities in process of settlement	2,358	—
Warrants outstanding	—	451
Other liabilities	10,143	9,382
Total liabilities	911,840	831,470
Stockholders' equity:
Common stock:
Class A, no par value, 100,000,000 shares authorized, 52,215,852 and 52,089,189 shares issued and outstanding 2012 and 2011, including shares in treasury of 3,135,738 in 2012 and 2011	259,383	258,548
Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding in 2012 and 2011	3,184	3,184
Accumulated deficit	(17,335)	(21,851)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	28,887	19,172
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders' equity	263,108	248,042
Total liabilities and stockholders' equity	$1,174,948	1,079,512